Dechert LLP

1900 K Street, NW
Washington, DC 20006-1110

+1 202 261 3300 Main

+1 202 261 3333 Fax

April 14, 2026

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Ms. Meghan Ryan and Ms. Melissa McDonough

Re: Runway Growth Finance Corp. (File No. 814-01180)

Dear Ms. Meghan Ryan and Ms. Melissa McDonough:

We are writing in response to your oral comments with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Annual Report”) of Runway Growth Finance Corp. (the “Company”). Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Company’s future filings. The Company has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

Set forth below are the comments of the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) along with our responses to, or any supplemental explanations of, such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report.

1. Comment: The Staff notes that in the Notes to Consolidated Financial Statements, the Company has a description of repurchases of common stock. The disclosure states that “the prior period activity has been reclassified during the year ended December 31, 2024.” The Staff would like a better understanding of the reclassification, including the circumstances surrounding this reclassification. Was this considered a correction of an error? Please include whether there was any analysis in prior years.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff on a supplemental basis that that the reclassification was considered to be a correction of an immaterial error. Under Maryland law, the Company’s state of incorporation, there is no concept of “treasury stock,” and accordingly shares repurchased by the Company revert to authorized but unissued common shares and are not distinguished from shares that have never been issued. As such, repurchase amounts should be reflected as reductions to

Runway Growth Finance Corp. April 14, 2026

Common Stock and Additional Paid-in Capital on the Statements of Assets and Liabilities and Changes in Net Assets and not as treasury stock. Accounting Standards Codification (“ASC”) 505-30-25-2 provides that state law governs the circumstances under which an entity may acquire its own stock and the related accounting treatment.

The presentation error relating to treasury stock began on the Company’s Form 10-Q for the quarter ended March 31, 2022. The Company performed both qualitative and quantitative assessments of the error and concluded that the misstatement was not material to any previously issued financial statements. As a result, amendments to the Forms 10-Q for the quarters ended March 31, 2022 through September 30, 2024, or to the Forms 10-K for the years ended December 31, 2022 and December 31, 2023, were not deemed necessary. The Company corrected the presentation prospectively and reflected the revised presentation in its Form 10-K for the year ended December 31, 2024.

2. Comment: Please discuss in correspondence how the critical accounting estimates on page 74 meets the disclosure requirements of Instruction 3 to Reg. S-K Item 303(b)(3). This item requires that the disclosure must supplement but not duplicate the description of accounting policies or other disclosures in the Notes to Financial Statements

Response: The Company respectfully acknowledges the Staff’s comment. The Company confirms that it revised the disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026 (the “2025 Annual Report”) in response to the Staff’s comment and undertakes to revise such disclosure in future SEC filings as applicable.

3. Comment: Please confirm whether any of the loans in the Company’s investment portfolio are covenant-lite loans, the extent of the covenant-lite loans and if the risks are adequately disclosed in the Company’s prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that certain loans in its investment portfolio are covenant-lite loans. The Company also confirms that it revised the disclosure in its 2025 Annual Report in response to the Staff’s comment and undertakes to revise such disclosure in future SEC filings as applicable.

4. Comment: Please explain whether the cash equivalents described in Note 2 to Consolidated Financial Statements should be listed in the Schedule of Investments. Please refer to Reg. S-X Article 12-12.

Runway Growth Finance Corp. April 14, 2026

Response: The Company respectfully acknowledges the Staff’s comment. The Company confirms that it revised the disclosure in its 2025 Annual Report in response to the Staff’s comment and undertakes to revise such disclosure in future SEC filings as applicable.

5. Comment: The Staff notes the disclosure of net investment income per common share, basic and diluted, on the consolidated statements of operations. Please consider removing the disclosure of net investment income per common share, basic and diluted, from the consolidated statements of operations pursuant to ASC 260-10-45.

Response: The Company acknowledges the Staff’s comment and undertakes to revise such disclosure in future SEC filings.

6. Comment: Please provide the “significant subsidiary” calculations set forth in Rule 1-02(w)(2) of Regulation S-X with respect to the Company’s investment in Gynesonics, Inc. as of December 31, 2024. We may have further comment with respect to the application of Rule 4-08(g) of Regulation S-X to Gynesonics, Inc. after reviewing the calculations.

Response: Rule 4-08(g) of Regulation S-X provides that “summarized information as to assets, liabilities and results of operations as detailed in [Rule] 1-02(bb) [of Regulation S-X] shall be presented in notes to the financial statements on an individual or group basis for: (i) subsidiaries not consolidated; or (ii) for 50 percent-or-less-owned persons accounted for by the equity method by the registrant or by a subsidiary of the registrant, if the criteria in [Rule] 1-02(w) [of Regulation S-X] for a significant subsidiary are met . . . ”. Because the Company’s portfolio investments, including Gynesonics, Inc., are not accounted for under the equity method, Rule 4-08(g) of Regulation S-X would only apply to the Company’s investment in Gynesonics, Inc. if it is deemed to be a “subsidiary” of the Company for purposes of Rule 1-02(x) of Regulation S-X. In this regard, Rule 1-02(x) of Regulation S-X defines a “subsidiary” as follows:

“A subsidiary of a specified person is an affiliate controlled by such person directly, or indirectly through one or more intermediaries.” [Emphasis added.]

Rule 1-02(g) of Regulation S-X defines the term “control” as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.” Moreover, since 2013, the Chief Accountant’s Office in the SEC’s Divisions of Investment Management and Disclosure Review and Accounting Office of the SEC’s Division of Investment Management have advised BDCs and the BDC industry to use the definition of “control” set forth in Section 2(a)(9) of the Investment Company Act of 1940, as amended

Runway Growth Finance Corp. April 14, 2026

(the “1940 Act”), when determining whether a BDC portfolio company is a “subsidiary” of the BDC for purposes of Rule 4-08(g) of Regulation S-X.1 See, for example, page 3 of the accounting literature of Ernst & Young LLP provided herewith, which states the following:

“For Rule 4-08(g) purposes in connection with a Form 10-K filing, a BDC analyzes all unconsolidated controlled subsidiaries (based on the definition of control in the Investment Company Act of 1940 (1940 Act) — generally, more than 25% ownership of the subsidiary’s voting securities) that were not considered Rule 3-09 significant subsidiaries to determine whether they are Rule 4-08(g) significant subsidiaries by performing the following evaluation . . . .” [Emphasis added.]

Section 2(a)(9) of the 1940 Act contains a similar definition of the term “control” as defined in Rule 1-02(g) of Regulation S-X but also provides that “[a]ny person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

Because the Company owned less than 10% of Gynesonics, Inc.’s outstanding voting securities as of December 31, 2024 and otherwise did not have any other indicia of actual control over Gynesonics, Inc. at or prior to such date, Rule 4-08(g) of Regulation S-X does not apply to Gynesonics, Inc. given that it does not fall within the definition of the term “subsidiary” contained in Rule 1-02(g) of Regulation S-X.

* * *

1 This position/advice has also been memorialized in a plethora of comments issued to BDCs over the years by members of the Disclosure Review and Accounting Office of the SEC’s Division of Investment Management.

Runway Growth Finance Corp. April 14, 2026

If you have any questions or additional comments concerning the foregoing, please contact the undersigned by phone at (202) 261-3345 or by email at darius.ravangard@dechert.com.

Sincerely,

/s/ Darius I. Ravangard

Darius I. Ravangard, Esq.

cc: Harry S. Pangas, Dechert LLP

Thomas B. Raterman, Runway Growth Finance Corp.

Carmela Thomson, Runway Growth Finance Corp.